UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Compliance with Nasdaq Periodic Filing Rule

On June 13, 2025, NWTN Inc., a Cayman Islands exempted company (the “Company”), received a letter from the Office of the General Counsel (the “Office”) at The Nasdaq Stock Market (“Nasdaq”) notifying the Company that the Office has been informed by Nasdaq Listing Qualifications staff that the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1) (the “Periodic Filing Rule”) and that the Company is therefore in compliance with the Nasdaq Capital Market’s listing requirements.

As previously disclosed, on May 21, 2025, the Company received a delisting determination letter from Nasdaq (the “2025 Delisting Determination”) as a result of its failure to file its Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”). On May 28, 2025, the Company requested a hearing to appeal the 2025 Delisting Determination and an extended stay of the trading suspension. On June 10, 2025, the Company filed the 2024 Annual Report with the Securities and Exchange Commission.

Consequently, the hearing scheduled to take place on July 1, 2025 has been cancelled. The Company’s securities will continue to be listed and traded on Nasdaq.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 16, 2025

NWTN Inc.

By:	/s/ Benjamin Bin Zhai
Name:	Benjamin Bin Zhai
Title:	Chief Executive Officer

2